

Mail Stop 3030

June 30, 2009

<u>Via Facsimile and U.S. Mail</u>

Karl Schneider
Senior Vice President, Finance and
Chief Financial Officer
Zoran Corporation
1390 Kifer Road
Sunnyvale, California 94086

> **Re:** **Zoran Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 26, 2009**
> **Amendment No. 1 to Form 10-K for the year ended December 31, 2008**
> **File No. 000-27246**

Dear Mr. Schneider:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

General

1.   We note your disclosure in the second paragraph of the overview section on page 31. In future filings, please expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matter with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "overview" see Commission Guidance Regarding Managements Discussion and Analysis of Financial Condition and Results of Operations Interpretive Release No. 33-8350 (December 19, 2003) on our website.

Critical Accounting Policies and Estimates, page 33

2.   Please revise the disclosure regarding your revenue recognition on sales to distributors in future filings to explain in greater detail why this represents a critical accounting policy. In this regard, you state that deferred revenues at the end of each period were not material. However, it appears that the greatest risk in connection with this policy is that your deferred revenue would not be sufficient. Revise future filings to explain how the deferred revenue balance arises and how the estimates relating to the reserves and deferred revenue could bear the risk of change and how a change could impact your operations.

3.   We note your disclosures here and on pages 41 and 66 regarding the impairment of your goodwill and intangible assets. We note that the impairment charges were based in part on a discounted cash flow model. As such, it appears that the impairment charges are based on an expected decline in cash flows in future periods which will impact your results of operations in future periods. Please revise future filings to provide enhanced disclosure of how the impairment charge relates to your expectations for your results of operations in future periods. In this regard, please specifically discuss any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on revenues or income from continuing operations. Refer to Item 303(A)(3)(ii) of Regulation S-K.

4.   With respect to contingencies, we see your disclosure on page 35 that you accrue a liability and charge operations for the estimated costs expected to be incurred over the next twelve months of adjudication or settlement of asserted or unasserted claims. Please tell us how this policy is consistent with paragraph 8 of SFAS 5. Also reconcile the policy disclosed here with your disclosure in Note 9 on page 68, which states that you accrue contingent liabilities when it is probable that future expenditures will be made and such expenditures

can be reasonably estimated. As appropriate, revise future filings to clarify your accounting policy with respect to accrual of loss contingencies.

5.   Please revise your discussion of income taxes here in future filings to discuss in greater detail the significant judgments management considers in connection with the determination of the valuation allowance. In this regard, we note on page 43 that you state that the determination to relieve the valuation allowance in 2007 was based on the "relative weight of positive and negative evidence." Tell us and revise future filings to clearly explain what positive and negative evidence you considered and how you weighted the evidence. Explain how you applied the guidance in paragraphs 20-25 of SFAS 109.

6.   Further to the above, we note that in 2008 you determined that it was no longer more likely than not that you would fully utilize your deferred tax assets in certain jurisdictions. Tell us and revise future filings to explain the circumstances that changed from the evaluation at December 31, 2007 to the evaluation at December 31, 2008. As applicable, explain how actual results differed from management's expectations as of the prior year evaluation.

Results of Operations, page 38

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 40

Cost of Hardware Product Revenues, page 40

7.   We note that you attribute the increase in cost of revenues as a percentage of total revenues in part to volume and average selling prices. Revise future filings to quantify and analyze how changes in volume and prices impacted your revenues and cost of revenues. Refer to Item 303(A)(3)(iii) of Regulation S-K.

Contractual Obligations, page 45

8.   We note from your consolidated balance sheet on page 49 that you have significant other long-term liabilities. However, we do not see where you have reflected those other long-term liabilities here as required by Item 303(A)(5) of Regulation S-K. Please revise future filings to comply.

Financial Statements, page F-1

Note 2 – Significant Accounting Policies, page 54

Revenue Recognition, page 54

9.   We note from your disclosures on page 33 that in some cases your sales agreements contain rights of return or price protection arrangements. Please revise future filings to disclose the nature and extent of any right rights and price protection privileges. In this regard, clearly

explain how you account for such sales and explain your methodology for estimating returns and other discounts.

Note 5 – Fair Value, page 63

10.   We note the significance of your Level 2 and 3 assets. Please revise future filings to disclose the specific valuation methodologies and any significant valuation assumptions that you use in determining the fair value of your assets. Refer to paragraph 32(e) of SFAS 157.

Amendment No. 1 to Form 10-K for the year ended December 31, 2008

Item 11. Executive Compensation, page 3

Compensation Discussion and Analysis, page 3

Equity Awards, page 6

11.   We note your disclosure on page 7 that your Compensation Committee considers certain factors in determining option grants, including equity compensation for similar positions at comparable companies and individual recent and historic job performance. Your disclosure does not appear to explain how your Compensation Committee applied these factors to determine the multiples you used in calculating option awards in 2008.   In your future filings, as applicable, please clearly show how the actual option awards made to your named executive officers reflect the factors considered by your Compensation Committee. Refer to subparagraphs (b)(2)(vii) and (b)(2)(xiv) of Item 402 of Regulation S-K. Where option awards vary significantly among officers as they did in 2008, please discuss how and why those awards varied among the named executive officers.

Item 13, Certain Relationships and Related Transactions, and Director Independence, page 20

Review, Approval or Ratification of Transactions with Related Persons, page 20

12.   In future filings please provide all information requested by Item 404(b) of Regulation S-K. For example, we note you have not disclosed the standards the Audit Committee uses to evaluate related persons transactions.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551- 3269, or Jay Mumford, Reviewing Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief